EXHIBIT 21.1

VENTANA MEDICAL SYSTEMS, INC.

SUBSIDIARIES (ALL 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Ventana Medical Systems, GmbH	Germany
Ventana Medical Systems, Japan K.K.	Japan
Ventana Medical Systems, Pty. Ltd.	Australia
Ventana Medical Systems, S.A.	France